EXHIBIT 99.1

PyroGenesis Confirms Successful Site Acceptance Testing of Additional Drosrite™ System in North America

MONTREAL, Quebec, April 28, 2022 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to confirm that, further to the press releases dated April 20th, 2022, and April 25th, 2022, the Company’s DROSRITE™ technology has once again been successfully commissioned, this time at an existing North American automobile parts manufacturer client (the “Client”), and completed Site Acceptance Testing (SAT). The name of the Client remains anonymous for confidentiality reasons.

This system, which was part of a two-system order, originally intended for delivery to an Asian client and discussed in a previous press release, was subsequently fully paid for. Due to significant delays in the Asian client's ability to expand their facility, PyroGenesis sold the two units to an existing Client who assumed the contract. The contract was for two (2) DROSRITE™ systems, each with a capacity of 5,000 tons/year. Both systems were completed and delivered to the Client’s facility.

PyroGenesis' Client now has three (3) DROSRITE™ systems in operation. The fourth system will be commissioned upon an expected increase in production demand for the Client's offerings. Although these systems have been installed at the Client's facility for some time, the Client has chosen to commission them based on a predetermined production schedule.

“This is the fourth Drosrite™ system to pass a SAT in as many days,” said Mr. P. Peter Pascali, President and CEO of PyroGenesis. “This further strengthens our position, not only in primary aluminum production, but also in the downstream production process, especially in the aluminum-intensive automotive sector. Being selected as a solution provider in some of the largest dross recovery projects internationally, and with our proven technology, we strongly believe that PyroGenesis has now become one of the largest aluminum dross recovery solutions in the world while playing a major role in reducing industry emissions. I cannot overstate the recent increase in interest in our DROSRITE™ systems in light of the significant rise in aluminum prices.”

As previously disclosed, the Company once again confirms that it has 14 Drosrite™ systems either installed/in shipping or new ordered/requested, of which eleven (11) have been completed and are either on-site at the clients’ facilities or in the process of being shipped.

About PyroGenesis Canada Inc.
PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward-looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Company's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Company's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President Investor Relations and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com